SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☑ Definitive Additional Materials
☐ Soliciting Material under Rule 14a-12

TRW INC.
_____
(Name of Registrant as Specified In Its Charter)

Not Applicable
_____
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which transaction applies:

            _____

   (2)   Aggregate number of securities to which transaction applies:

            _____

   (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the
            amount on which the filing fee is calculated and state how it was determined):

            _____

   (4)   Proposed maximum aggregate value of transaction:

            _____

   (5)   Total fee paid:

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the
   offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the
   date of its filing.

   (1)   Amount Previously Paid:

            _____

   (2)   Form, Schedule or Registration Statement No.:

            _____

   (3)   Filing Party:

            _____

   (4)   Date Filed:

            _____

The Definitive Additional Materials filed herewith relate both to TRW's Special Meeting of Shareholders scheduled for May 3, 2002 and
to TRW's Annual Meeting of Shareholders scheduled for April 24, 2002. TRW's proxy statement for the Special Meeting of
Shareholders was filed on April 2, 2002 on Schedule 14A and TRW's proxy statement for the Annual Meeting of Shareholders was filed

on March 4, 2002 on Schedule 14A.

News Release

TRW Inc.
1900 Richmond Road
Cleveland, OH 44124



For Immediate Release

Contact
Judy Wilkinson or Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Jay McCaffrey, TRW Media
216-291-7179

Ron Vargo, TRW Investors
216-291-7506

TRW SPECIAL SHAREHOLDER MEETING POSTPONED TO MAY 3, 2002

Cleveland, April 18, 2002 – TRW Inc. (NYSE: TRW) announced today that pursuant to an order issued by the United States District Court for the Northern District of Ohio, the Special Meeting of Shareholders originally scheduled to be held on April 22, 2002, has been postponed to May 3, 2002. The Court stayed execution of its Order for two days, during which time Northrop may seek an appeal. When there are further updates on when and where the Special Meeting is to be held, TRW will issue another press release and post the information on its website (www.trw.com). The purpose of the Special Meeting, a requirement under Ohio's Control Share Acquisition Statute, is to vote on Northrop Grumman Corporation's (NYSE: NOC) control share acquisition proposal.

"We are gratified that the Court recognizes that this brief postponement is necessary to allow sufficient time for our shareholders to receive and review the material information regarding Northrop's revised, highly conditional offer and our Board's recommendation. Despite Northrop's attempt to disenfranchise TRW shareholders, we believe that the law requires that shareholders be dealt with fairly and not be manipulated by last-minute tactics that leave shareholders ill-prepared to vote," said Philip A. Odeen, TRW chairman.

TRW shareholders of record as of the close of business on March 28, 2002 will be entitled to vote at the Special Meeting.

TRW continues to urge shareholders to reject Northrop's financially inadequate offer and to vote against Northrop's proposals at the upcoming shareholder meetings. TRW recommends that shareholders discard any proxy card received from Northrop Grumman and not return any blue proxy card furnished by Northrop. For more information about how to vote, shareholders can call the Company's proxy solicitor, Georgeson Shareholder Communications Inc. toll-free at (866) 649-8030.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

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